UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ReNew Energy Global plc

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7500M104

(CUSIP Number)

Toshihiro Oki

c/o JERA Co., Inc.

Nihonbashi Takashimaya Mitsui Building, 25th Floor, 2-5-1

Nihonbashi, Chuo-ku, Tokyo, 103-6125

Japan

81-(0)80 2605 5418

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M104

1.	Names of Reporting Persons JERA Power RN B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 28,524,255
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,524,255
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,524,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on a total of 244,266,823 Class A Ordinary Shares (excluding treasury shares), outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed on July 30, 2024.

CUSIP No. G7500M104

1.	Names of Reporting Persons JERA Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 28,524,255
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,524,255
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,524,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on a total of 244,266,823 Class A Ordinary Shares (excluding treasury shares), outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed on July 30, 2024.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on September 2, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Schedule 13D relates to the Class A ordinary shares, nominal value of $0.0001 (the “Shares”), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), having its registered office at c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB United Kingdom.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) JERA Power RN B.V. (“JERA Netherlands”) is the record holder of and beneficially owns 28,524,255 Class A Ordinary Shares of the Issuer, which represent approximately 11.7% of the Issuer’s outstanding Class A Ordinary Shares. This percentage is calculated based on 244,266,823 Class A Ordinary Shares (excluding treasury shares) outstanding as of March 31, 2024, which represents the most recent date for which such information was made available by the Issuer to the Reporting Persons.

JERA Co., Inc. (“JERA Japan”), as the parent company of JERA Netherlands, may be deemed to beneficially own all of the Class A Ordinary Shares in the Issuer held directly by JERA Netherlands.

In addition, by virtue of the rights and obligations under Registration Rights, Coordination and Put Agreement and the Amended Shareholders Agreement (as defined below), certain of the other parties to those agreements, their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. This filing shall not be deemed an admission that the Reporting Persons and such other persons constitute a “group” for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim membership in any such group. Such other persons have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

(c) Except as described in this Schedule 13D, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any Covered Person have engaged in any transactions with respect to the Class A Ordinary Shares in the past 60 days.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following:

Amended Shareholders Agreement

All capitalized terms used but not otherwise defined under this heading shall have the meanings ascribed to such terms in the Amended Shareholders Agreement.

On July 24, 2023, JERA Netherlands entered into an Amendment to Shareholders Agreement (“Amendment to Shareholders Agreement”, and the Shareholders Agreement, as amended by the Amendment to Shareholders Agreement, the “Amended Shareholders Agreement”) with the other Shareholders Agreement Investors. A copy of the Amendment to Shareholders Agreement is attached hereto as Exhibit 99.6.

Pursuant to the Amended Shareholders Agreement:

(i) from and after the Second Anniversary Date, the Board shall be comprised of (i) up to ten (10) Directors, if there are three (3) or fewer Investor Nominee Directors (other than the Founder Director) or (ii) up to eleven (11) Directors, if there are four (4) Investor Nominee Directors (other than the Founder Director), in each case (A) a majority of whom shall be Independent Directors, and (B) at least two (2) of the directors shall be female; and

(ii) JERA Netherlands shall be entitled from time to time to appoint one person as an observer on the Board and to remove any such person so appointed and appoint another person in that person’s place, provided that JERA Netherlands together with its Affiliates, holds at least forty percent (40%) of the Class A Shares held by JERA Netherlands as of the Closing Date (excluding, for the avoidance of doubt, any dilution resulting from any Share issuance by the Company after the Closing Date) and JERA Netherlands does not hold a Director Appointment Right pursuant to Section 2.1(c)(v) of the Amended Shareholders Agreement at the relevant time.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

99.6	Amendment to Shareholders Agreement, effective as of July 24, 2023, by and among the Issuer, Cognisa Investment, Mr. Sumant Sinha, Wisemore Advisory Private Limited, Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, JERA Power RN B.V. and MKC Investments, LLC (as successor to RMG Sponsor II, LLC) (incorporated by reference to the Amendment to Shareholders Agreement filed as Exhibit 4.17 to the Annual Report on Form 20-F filed by ReNew Energy Global plc on July 31, 2023)

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of September 5, 2024 that the information set forth in this statement is true, complete and correct.

JERA Co., Inc.

By:	/s/Toshihiro Oki
Name:	Toshihiro Oki
Title:	Executive Officer

JERA Power RN B.V.

By:	/s/Yuto Kajiwara
Name:	Yuto Kajiwara
Title:	Director A

By:	/s/Gre de Boer
Name:	TMF Netherlands B.V.
Title:	Director B

By:	/s/Monique Bourquin
Name:	TMF Netherlands B.V.
Title:	Director B

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF JERA CO., INC.

The following tables set forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of JERA Co., Inc. as of the date of this Schedule 13D. Unless otherwise indicated, each individual identified below as having a relationship with JERA Co., Inc. has his or her business address at c/o JERA Co., Inc., Nihonbashi Takashimaya Mitsui Building, 25th Floor, 2-5-1 Nihonbashi, Chuo-ku, Tokyo, 103-6125, Japan, and, unless otherwise indicated below, each occupation set forth opposite such an individual’s name refers to employment with JERA Co., Inc.

Name	Relationship to JERA Co., Inc.	Principal Occupation	Citizenship
Yukio Kani	Director Chairman	Global Chief Executive Officer and Chairman	Japan

Hisahide Okuda	President, Director	President, Chief Executive Officer, and Chief Operating Officer	Japan

Kazuo Sakairi	Director; Corporate Vice President, Managing Executive Officer	Chief Financial Officer	Japan

Tetsuya Watabe	Director; Corporate Vice President, Managing Executive Officer	Chief O&M Engineering Officer	Japan

Joseph M. Naylor	Director	Non-executive Director, JERA Co., Inc.	United States

Miyuki Suzuki	Director	Non-executive Director, JERA, Co., Inc.	Japan

John Rittenhouse	Director	Non-executive Director, JERA Co., Inc.	United States and United Kingdom

Lim Hwee Hua	Director	Non-executive Director, JERA Co., Inc.	Singapore

Akihiro Watanabe	Director	Non-executive Director, JERA Co., Inc.	Japan

Kazuhiro Nabeta	Director	Non-executive Director, JERA Co., Inc.	Japan

Daisuke Sakai	Director	Non-executive Director, JERA Co., Inc.	Japan

Sami Ben Jamaa	Senior Managing Executive Officer	Chief Digital Innovations Officer	Japan

Junya Tawa	Senior Managing Executive Officer	Chief Strategy Officer and Head of the Planning Division	Japan

Celso Guiotoko	Senior Managing Executive Officer	Chief Information Officer and Chief Information Security Officer	Brazil

Taisuke Yokota	Senior Managing Executive Officer	Chief Human Resources Officer and Chief Business Support & Solutions Officer	Japan

Ryosuke Tsugaru	Senior Managing Executive Officer	Chief Low Carbon Fuel Officer and Head of the LNG Division	Japan

Koichi Morisaki	Senior Managing Executive Officer	Chief Thermal Transition Officer and Head of the Domestic Zero-Emission Thermal Power Promotion Division	Japan

Stephen O’Rourke	Senior Managing Executive Officer	CEO, JERA Americas Inc.	United States

Justin Rowland	Senior Managing Executive Officer	CEO, JERA Global Markets Pte. Ltd	United Kingdom

Steven Winn	Senior Managing Executive Officer	Chief Global Strategist	United States

Satoshi Yajima	Senior Managing Executive Officer	Chief Renewable Energy Officer, Chief Solution Service Officer, Head of the Global Renewable Energy Division	Japan

Kazunori Kasai	Senior Managing Executive Officer	Chief Optimization Officer	Japan

Minako Fujiie	Managing Executive Officer	Enterprise Value Creation	Japan

Tomoyuki Fujitomi	Managing Executive Officer	Head of the Information and Communication Technology Division	Japan

Tatsuya Tsunoda	Managing Executive Officer	Officer to CFO	Japan

Richard Pibworth	Managing Executive Officer	Global Human Resources	United Kingdom

Takeshi Takahashi	Managing Executive Officer	Head of the Group Business Management Division	Japan

Kenji Nakashima	Managing Executive Officer	Power Plant Regional Affairs	Japan

Katsuya Tanigawa	Managing Executive Officer	Head of the West Japan Branch Business Address: JP TOWER NAGOYA 18th Floor, 1-1-1 Meieki, Nakamura-ku, Nagoya-shi, Aichi, Japan	Japan

Nathalie Oosterlinck	Managing Executive Officer	CEO, JERA Nex Ltd.	Belgium

Hiroyuki Nakai	Managing Executive Officer	Head of the O&M Engineering Strategy Division	Japan

Shinobu Ozeki	Managing Executive Officer	Head of the O&M Engineering Operation Division	Japan

Jun Minamoto	Managing Executive Officer	CFO, JERA Americas Inc.	Japan

Izumi Kai	Managing Executive Officer	CEO, JERA Asia Pte. Ltd. and Head of the Platform Business Division	Japan

Toshio Kumazawa	Managing Executive Officer	Head of the East Japan Branch Business Address: Hibiya Kokusai Building, 9th Floor, 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan	Japan

Hideo Oishi	Corporate Auditor		Japan

Masahiro Onodera	Corporate Auditor		Japan

Shuichi Kimura	Corporate Auditor		Japan

DIRECTORS AND EXECUTIVE OFFICERS OF JERA POWER RN B.V.

The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of JERA Power RN B.V. as of the date of this Schedule 13D. Unless otherwise indicated, each individual identified below has his or her business address at c/o JERA Power RN B.V., De entrée 250, 1101EE Amsterdam, The Netherlands and, unless otherwise indicated below, each occupation set forth opposite such an individual’s name refers to employment with JERA Power RN B.V.

Name	Relationship to JERA Power RN B.V.	Principal Occupation/Business	Citizenship
Yuto Kajiwara	Director A	Director, JERA Power International B.V.	Japan

TMF Netherlands B.V.	Director B	Provider of financial and administrative services to businesses Business Address: Herikerbergweg 238, 1101 CM Amsterdam, The Netherlands	Netherlands

Dai Suyama	Director A	General Manager responsible for affiliated companies’ management of JERA group	Japan